K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

Cal J. Gilmartin
(617) 951-9103 (phone)
cal.gilmartin@klgates.com

 February 27, 2020

VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention:  Rebecca Marquigny

Re:	Evanston Alternative Opportunities Fund — File Nos. 333-219360 and 811-22904 Proxy Statement on Schedule 14A
Dear Ms. Marquigny:
On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to comments received by telephone on February 18, 2020, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the preliminary proxy statement on Schedule 14A of the Fund filed on February 10, 2020 (the “Proxy Statement”). We have discussed the Staff’s comments with representatives of the Fund. The Staff’s comments are described below and have been summarized to the best of our understanding. Where a response provides revised Proxy Statement language, additions are bolded and underlined and deletions are bolded and struck. Where applicable, the Fund will make conforming changes in each place where similar language appears. Unless otherwise stated, capitalized terms have the same meaning as in the Proxy Statement.
1.
Comment — The Staff notes that page 1 of the shareholder letter describes the anticipated change as follows: “The Adviser is in the process of making certain changes to its ownership structure whereby the portion of the Adviser currently owned by private funds sponsored by TA Associates, Inc. will be directly or indirectly acquired primarily by employees of the Adviser during the first quarter of 2020 (the “Proposed Transaction”).” Please consider describing the Proposed Transaction in a more concise manner.

Response — In response to the Staff’s comment, the Fund will revise the noted disclosure as follows:
The Adviser is in the process of making certain changes to its ownership structure. ~~whereby~~ Evanston Capital Management, L.P., an entity that is anticipated to be primarily owned by employees of the Adviser, will acquire all of the equity interests in the Adviser, including the portion of the Adviser currently owned by private funds sponsored by TA Associates, Inc. ~~will be directly or indirectly acquired primarily by employees of the~~

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~~Adviser~~ (the “Proposed Transaction”) during the first quarter of 2020~~(the “Proposed Transaction”)~~.
2.
Comment — The Staff notes that page 1 of the shareholder letter includes the following sentence: “The Interim Advisory Agreement will automatically terminate upon the approval of shareholders of the Fund of the New Advisory Agreement.” For clarity, please describe with more particularity when this agreement would terminate, and state whether there is a possibility that the Interim Advisory Agreement would not be needed.

Response — In response to the Staff’s comment, the Fund will add the following disclosure:
To allow the Adviser to continue serving as the investment adviser to the Fund without any interruption, after the termination of the Current Advisory Agreement, the Board of Trustees of the Fund (the “Board”) has approved an interim investment advisory agreement between the Adviser and the Fund (the “Interim Advisory Agreement”) that meets the requirements of Rule 15a-4 under the 1940 Act, including that the duration of the Interim Advisory Agreement will be no greater than 150 days following the termination of the Current Advisory Agreement, but in all other respects has identical terms as the Current Advisory Agreement. The Interim Advisory Agreement will automatically terminate upon the approval of shareholders of the Fund of the New Advisory Agreement. As an example, if the Proposed Transaction closed on March 31, 2020, which would result in the Current Advisory Agreement terminating on that date, the Interim Advisory Agreement would terminate on the earlier of the approval of the New Advisory Agreement by shareholders or August 28, 2020. Shareholders are being asked to approve the New Advisory Agreement on May 11, 2020.
Supplementally, the Fund notes that because the Proposed Transaction is expected to close by the end of the first quarter and shareholders are being asked to approve the New Advisory Agreement on May 11, 2020, the Interim Advisory Agreement is expected to be required.
3.
Comment — The Staff notes that the shareholder letter states: “Please submit your proxy via the internet, phone or mail as soon as possible.” Please specifically state the date by which the executed proxy card has to be received to be counted.

Response — In response to the Staff’s comment, the Fund will add the following disclosure:
To ensure that your vote is counted, your executed proxy card must be received by 11:59 p.m. (Eastern Time) on Sunday, May 10, 2020.
4.
Comment —The Staff notes that the Fund includes phone numbers for Ken Meister and Tracey Balderson in the Notice of Special Meeting of Shareholders. Please confirm these phone numbers are toll-free or update with toll-free numbers.

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Response — In response to the Staff’s comment, the Fund will revise the disclosure with a toll-free number as follows:
If you would like additional information concerning the proposals described above, please call Ken Meister (President and Chief Operating Officer~~, 847-328-4476~~) or Tracey Balderson (Vice President – Investor Administration~~, 847-563-5157~~) of Evanston Capital Management, LLC Monday through Friday between 8:30 a.m. and 5:00 p.m. (Central Time) at 833-877-0116.
5.	Comment — Under “Proposal 1” on page 1 of the Questions and Answers section of the Proxy Statement:
a.	Please explicitly state that the Proxy Statement is not asking shareholders to approve the Proposed Transaction.
b.
The Staff notes the following sentence: “The implementation of each Proposal is contingent upon the consummation of the Proposed Transaction.” Please explain what this means to shareholders in practical terms. Would the current advisory agreement remain in effect if the shareholders reject the proposal? If either proposal requires the other to be approved, please state so.

Response — In response to the Staff’s comments, the Fund will add the following disclosure:
The Proposed Transaction will be deemed a change of control of the Adviser that would result in an “assignment” of the Current Advisory Agreement under the 1940 Act. To allow the Adviser to continue serving as the investment adviser to the Fund without any interruption after the termination of the Current Advisory Agreement, the Board has approved an interim investment advisory agreement between the Adviser and the Fund (the “Interim Advisory Agreement”) that meets the requirements of Rule 15a-4 under the 1940 Act, including that the duration of the Interim Advisory Agreement will be no greater than 150 days following the termination of the Current Advisory Agreement. The Interim Advisory Agreement will automatically terminate upon the approval of shareholders of the Fund of the New Advisory Agreement. As an example, if the Proposed Transaction closed on March 31, 2020, which would result in the Current Advisory Agreement terminating on that date, the Interim Advisory Agreement would terminate on the earlier of the approval of the New Advisory Agreement by shareholders or August 28, 2020. Shareholders are being asked to approve the New Advisory Agreement on May 11, 2020.
Under Section 15 of the 1940 Act, the Adviser can continue to serve as the investment adviser to the Fund under the New Advisory Agreement only if the agreement is approved by the Independent Trustees and shareholders of the Fund. Accordingly, shareholders of the Fund are being asked to approve the New Advisory Agreement. No changes are

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expected in the services provided by the Adviser to the Fund or in the personnel at the Adviser providing those services.
The implementation of each Proposal is contingent upon the consummation of the Proposed Transaction. If the Proposed Transaction is not consummated, the Current Advisory Agreement would not be terminated and would remain in effect. Approval of Proposal 1 is not contingent on approval of Proposal 2 also being received at the Meeting. Shareholders are NOT being asked to approve the Proposed Transaction.
6.
Comment — Under “Proposal 2” on page 2 of the Questions and Answers section of the Proxy Statement, the Staff notes the following sentence: “The implementation of each Proposal is contingent upon the consummation of the Proposed Transaction.” Please explain what this means to shareholders in practical terms. Will Mr. Adams become a member of board if approved by shareholders, but the Proposed Transaction is not consummated? If either proposal requires the other to be approved, please state so.

Response — In response to the Staff’s comments, the Fund will add the following disclosure:
In connection with the change of control, the Adviser has agreed to take certain actions to comply with Section 15(f) of the 1940 Act. Section 15(f) provides a non-exclusive “safe harbor” for the Adviser or any affiliated persons thereof to receive any amount or benefit in connection with a change in control of the Adviser as long as at least 75% of the Trustees of the Fund are not “interested persons” as the term is defined in the 1940 Act (“Independent Trustees”), among other requirements. The Board currently consists of less than 75% Independent Trustees. Accordingly, shareholders of the Fund are being asked to approve the election of Mr. Adams as an Independent Trustee to satisfy this condition under Section 15(f).
The implementation of each Proposal is contingent upon the consummation of the Proposed Transaction. If the Proposed Transaction is not consummated, Mr. Adams will not become a trustee of the Fund. Approval of Proposal 2 is not contingent on approval of Proposal 1 also being received at the Meeting. Shareholders are NOT being asked to approve the Proposed Transaction.
7.
Comment — Under “How do I vote” on page 4 of the Questions and Answers section of the Proxy Statement, please specifically state the date by which the executed proxy card has to be received to be counted.

Response — In response to the Staff’s comment, the Fund will add the following disclosure:
To ensure that your vote is counted, your executed proxy card must be received by 11:59 p.m. (Eastern Time) on Sunday, May 10, 2020.

K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

8.
Comment —On Page 5 of the Proxy Statement, under “Solicitation of Proxies,” please state that $3,000 is the approximate cost of the entire solicitation, not just the Broadridge portion of a larger solicitation expense. If in fact total expenses are higher, indicate the total approximate cost.

Response — In response to the Staff’s comment, the Fund has reviewed Item 4(a) of Schedule 14A, which requires in relevant part as follows: (1) if the solicitation is to be made by specially, engaged employees or paid solicitors, state (i) the material features of any contract or arrangement for such solicitation and identify the parties, and (ii) the cost or anticipated cost thereof; and (2) state the names of the persons by whom the cost of solicitation has been or will be borne, directly or indirectly. Accordingly, the Fund will revise the disclosure as follows:
The Adviser has retained Broadridge Financial Solutions (“Broadridge”), a third party proxy vendor, to assist in the proxy solicitation and tabulation. The Adviser, and not the Fund, will bear all costs related to the Proposed Transaction and this Proxy Statement. This includes Broadridge’s fees, which are estimated to be approximately $4,200~~$3,000, which includes~~ and include the costs of typesetting, filing, printing, and mailing the proxy materials. ~~but excludes~~ The Adviser will also bear any legal expenses to prepare the proxy materials and other miscellaneous related expenses.
9.
Comment — On Page 6 of the Proxy Statement, the Staff notes the following sentence: “With respect to Proposal 2, the affirmative vote of a plurality of votes cast at the Meeting is required for the approval of the election of William Adams IV as a Trustee, as long as a quorum is present at the Meeting.” Please clarify the practical effect of the plurality requirement in this scenario where the nominee runs unopposed.

Response — In response to the Staff’s comment, the Fund will add the following disclosure:
With respect to Proposal 2, the affirmative vote of a plurality of votes cast at the Meeting is required for the approval of the election of William Adams IV as a Trustee, as long as a quorum is present at the Meeting. A nominee achieves a plurality by receiving the highest number of favorable votes cast for an open directorship position, even if they do not receive a majority of the votes cast. When a nominee runs unopposed and receives any votes, other votes to withhold and votes against have no effect on the outcome of the election.
10.
Comment — The Staff notes that the discussion of the Board’s approval of the proposals is described in the future tense in certain locations, but in other locations it is in the past tense. Please make consistent.

K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response — The Fund will revise the Proxy Statement to consistently use the past tense when discussing the Board’s approval of the proposals. Supplementally, the Fund notes that the Membership Interest Purchase Agreement has now been signed and the language in the Proxy Statement with respect to this agreement will be adjusted accordingly.
11.
Comment — Please confirm whether Adam Blitz owns 10% or more of the outstanding voting securities of the Adviser prior to the consummation of the Proposed Transaction. If so, disclose this fact in the Proxy Statement and provide his address.

Response — In response to the Staff’s comment, the Fund will add the following disclosure:
The Adviser, TA, and ~~a new limited partnership anticipated to be controlled by members of the Adviser’s management team~~ Evanston Capital Management, L.P., an entity that is anticipated to be primarily owned by employees of the Adviser (“Buyer”), ~~are anticipated to~~ have entered into a Membership Interest Purchase Agreement, pursuant to which Buyer will acquire all of the ownership interest in the Adviser, including TA’s ownership interest.  Upon consummation of the Proposed Transaction, which is expected to occur during the first quarter of 2020, Adam Blitz, the Adviser’s Chief Executive Officer and Chief Investment Officer (“CEO and CIO”), will indirectly own a significant minority equity interest in the Adviser and become its largest owner. Prior to consummation of the Proposed Transaction, Mr. Blitz owns greater than 10% of the outstanding voting securities of the Adviser. The business address of Mr. Blitz is c/o Evanston Capital Management, LLC, 1560 Sherman Avenue, Suite 960, Evanston, Illinois 60201. In exchange for its interests in the Adviser, TA will receive a cash payment at closing and an additional payment in 2021 based upon the Adviser’s fee revenue in 2020.
12.
Comment — On page 9 of the Proxy Statement, under “Expenses,” there is a list of expenses for which the Adviser is not responsible under the Current Advisory Agreement. Supplementally, please indicate whether there are any expenses for which the Adviser is responsible under the Current Advisory Agreement.

Response —  Supplementally, the Adviser confirms it is responsible under the Current Advisory Agreement for continuously furnishing an investment program for the Fund and, with the exception of any costs described in the Proxy Statement, the Adviser bears any costs associated therewith, including the reasonable compensation of the Fund’s employees who are partners, managers, members, officers, or employees of the Adviser whose services may be involved.
13.	Comment — On page 13, under “General Information,” please clarify how many current trustees are independent and interested when describing that the 75% requirement is not currently met.
Response — In response to the Staff’s comment, the Fund will add the following disclosure:

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As described in Proposal 1, above, Section 15(f) of the 1940 Act provides a “safe harbor” for the Adviser or any affiliated persons thereof to receive any amount or benefit in connection with a change in control of the Adviser as long as, for a period of three years after the change of control, at least 75% of the Trustees of the Fund are Independent Trustees. Independent Trustees are those who are not associated with the Fund’s Adviser or its affiliates, or with any broker-dealer used by the Fund or the Adviser in the past six months. Currently, the Fund’s Board does not meet the 75% threshold because it has three total trustees, of which only two are Independent Trustees.
14.
Comment — On page 14, under “Trustee Qualifications,” the Staff notes the following sentence: “Certain of these business and professional experiences are set forth in detail in the charts above.” Please give a written summary of Mr. Adams’s business and professional experiences considered by the board.

Response —  In response to the Staff’s comment, the Fund will revise the below disclosure as follows:
The Board believes that Mr. Adams has the qualifications, experience, background and skills appropriate to serve as the Fund’s Trustee in light of the Fund’s business and structure. Mr. Adams has a demonstrated record of business and/or professional accomplishment that indicates that he has the ability to critically review, evaluate and assess information provided to him.  Mr. Adams is well suited for service on the Board due to his knowledge of the financial services sector, and his substantial experience in serving as a director, officer and adviser to open-end and closed-end mutual funds and their sponsors. ~~Certain of these business and professional experiences are set forth in detail in the charts above.~~ In particular, from 1994 until his retirement in 2017, Mr. Adams served in several executive, officer and management capacities at Nuveen Investments, Inc. and its affiliates (“Nuveen”).  From 2013-2017, Mr. Adams also served as a trustee for the Nuveen family of funds, a mutual fund complex that consisted of 179 open-end and closed-end funds at the time of Mr. Adams’ retirement from Nuveen.
15.
Comment — On page 15, in the “Trustee Ownership of Shares” table, as Mr. Adams is not yet an independent trustee, indicate he is only a nominee at this time. Please update both the column and row headers in this regard.

Response — The Fund will update the column and row headers within this table to clarify Mr. Adams’s nominee status.
16.	Comment — On page 21, under “Auditors,” please clarify in what capacity representatives of the auditor will be available should any matter arise requiring their presence.
Response — In response to the Staff’s comment, the Fund will revise the disclosure as follows:

K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

Auditors. Deloitte & Touche LLP, 111 South Wacker Drive, Chicago, IL 60606-4301, serves as the independent registered public accounting firm of the Fund. Deloitte & Touche LLP is not expected to be present at the Meeting, but has been given the opportunity to make a statement if they desire to do so and will be available by telephone should any matter arise requiring their presence.

* * * * *
The Fund intends to file a definitive form of the Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9103.
Sincerely,
/s/ Cal J. Gilmartin
Cal J. Gilmartin
cc:	Scott Zimmerman, Secretary and Chief Legal Officer of the Fund